SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CNinsure Inc.

(Name of Issuer)

Ordinary Shares, $0.001 par value

(Title of Class Securities)

G2352K108

(CUSIP Number)

 May 25, 2010

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2352K108
1	Name of Reporting Person.

Cathay Auto Services Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power

0
6	Shared Voting Power

0
7	Sole Dispositive Power

0
8	Shared Dispositive Power

0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9)

0.0%
12	Type of Reporting Person (See Instructions)

CO

CUSIP No. G2352K108
1	Name of Reporting Person.

Cathay Investment Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power

137,720
6	Shared Voting Power

0
7	Sole Dispositive Power

137,720
8	Shared Dispositive Power

0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

137,7201
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9)

0.0%2
12	Type of Reporting Person (See Instructions)

CO

1 Represented by American Depository Shares, each representing 20 ordinary shares of the Issuer.

2 Based upon a total of 912,497,726 outstanding ordinary shares of the Issuer as of December 31, 2009, as reported in the Issuer’s annual report on Form 20-F/A dated September 14, 2010 (for the fiscal year ended December 31, 2009).

CUSIP No. G2352K108
1	Name of Reporting Person.

New China Investment Management, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power

137,720
6	Shared Voting Power

0
7	Sole Dispositive Power

137,720
8	Shared Dispositive Power

0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

137,7203
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9)

0.0%4
12	Type of Reporting Person (See Instructions)

CO

3 Represented by American Depository Shares, each representing 20 ordinary shares of the Issuer

4 Based upon a total of 912,497,726 outstanding ordinary shares of the Issuer as of December 31, 2009, as reported in the Issuer’s annual report on Form 20-F/A dated September 14, 2010 (for the fiscal year ended December 31, 2009).

CUSIP No. G2352K108
1	Name of Reporting Person.

Paloma Partners LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power

0
6	Shared Voting Power

7,407,940
7	Sole Dispositive Power

0
8	Shared Dispositive Power

7,407,940
9	Aggregate Amount Beneficially Owned by Each Reporting Person

7,407,9405
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9)

0.8%6
12	Type of Reporting Person (See Instructions)

PN

5 Represented by American Depository Shares, each representing 20 ordinary shares of the Issuer.

6 Based upon a total of 912,497,726 outstanding ordinary shares of the Issuer as of December 31, 2009, as reported in the Issuer’s annual report on Form 20-F/A dated September 14, 2010 (for the fiscal year ended December 31, 2009).

CUSIP No. G2352K108
1	Name of Reporting Person.

Paloma International Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power

0
6	Shared Voting Power

3,961,180
7	Sole Dispositive Power

0
8	Shared Dispositive Power

3,961,180
9	Aggregate Amount Beneficially Owned by Each Reporting Person

3,961,1807
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9)

0.4%8
12	Type of Reporting Person (See Instructions)

OO

7 Represented by American Depository Shares, each representing 20 ordinary shares of the Issuer.

8 Based upon a total of 912,497,726 outstanding ordinary shares of the Issuer as of December 31, 2009, as reported in the Issuer’s annual report on Form 20-F/A dated September 14, 2010 (for the fiscal year ended December 31, 2009).

CUSIP No. G2352K108
1	Name of Reporting Person.

Trust Asset Management, LLP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

United States Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power

0
6	Shared Voting Power

11,369,120
7	Sole Dispositive Power

0
8	Shared Dispositive Power

11,369,120
9	Aggregate Amount Beneficially Owned by Each Reporting Person

11,369,1209
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9)

1.2%10
12	Type of Reporting Person (See Instructions)

PN

9 Represented by American Depository Shares, each representing 20 ordinary shares of the Issuer.

10 Based upon a total of 912,497,726 outstanding ordinary shares of the Issuer as of December 31, 2009, as reported in the Issuer’s annual report on Form 20-F/A dated September 14, 2010 (for the fiscal year ended December 31, 2009).

CUSIP No. G2352K108
1	Name of Reporting Person.

S. Donald Sussman
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power

23,679,340
6	Shared Voting Power

11,506,840
7	Sole Dispositive Power

23,679,340
8	Shared Dispositive Power

11,506,840
9	Aggregate Amount Beneficially Owned by Each Reporting Person

35,186,18011
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9)

3.9%12
12	Type of Reporting Person (See Instructions)

IN

11 Represented by American Depository Shares, each representing 20 ordinary shares of the Issuer.

12 Based upon a total of 912,497,726 outstanding ordinary shares of the Issuer as of December 31, 2009, as reported in the Issuer’s annual report on Form 20-F/A dated September 14, 2010 (for the fiscal year ended December 31, 2009).

CUSIP No. G2352K108
1	Name of Reporting Person.

Paul S. Wolansky
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power

11,719,820
6	Shared Voting Power

137,720
7	Sole Dispositive Power

11,719,820
8	Shared Dispositive Power

137,720
9	Aggregate Amount Beneficially Owned by Each Reporting Person

11,857,54013
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9)

1.3%14
12	Type of Reporting Person (See Instructions)

IN

13 Represented by American Depository Shares, each representing 20 ordinary shares of the Issuer.

14 Based upon a total of 912,497,726 outstanding ordinary shares of the Issuer as of December 31, 2009, as reported in the Issuer’s annual report on Form 20-F/A dated September 14, 2010 (for the fiscal year ended December 31, 2009).

This Schedule 13G/A amends the most recent Schedule 13G/A filed by certain of the Reporting Persons on October 28, 2010 (the “Terminating 13G Filing”).  This Schedule 13G/A restates in its entirety the contents of such prior schedule and provides additional information concerning Mr. Sussman’s beneficial ownership of ordinary shares of the Issuer directly owned by Paloma Partners LLC and Paloma International Limited, which the Terminating 13G Filing did not include as beneficially owned by Mr. Sussman.  Based on the relationships between Mr. Sussman and those entities, as described in Item 4 below, Mr. Sussman may have been deemed to beneficially own all of the ordinary shares of the Issuer held by Paloma Partners LLC and Paloma International Limited.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person except to the extent that he or it knows or has reason to believe that such information is inaccurate.

The information, including the additional information mentioned above, provided in this Schedule 13G/A is as of October 28, 2010, the original date of the Terminating 13G Filing.  This Schedule 13G/A does not purport and should not be read as to provide any information after such date.  Certain of the Reporting Persons have jointly filed a Schedule 13D on December 29, 2011 regarding their beneficial ownership of ordinary shares of the Issuer, which provides information current up to the date of such Schedule 13D.

Item 1.	(a)	Name of Issuer:

CNinsure Inc.

(b)	Address of Issuer’s Principal Executive Offices:

21/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China

Item 2.

(a)	Name of Person Filing:

Cathay Auto Services Limited
Cathay Investment Fund, Ltd.
New China Investment Management, Inc.
Paloma Partners LLC
Paloma International Limited
Trust Asset Management, LLP
S. Donald Sussman
Paul S. Wolansky

(b)	Address of Principal Business Office, or if None, Residence:

Cathay Auto Services Limited
14th Floor, St. John’s Bldg.
33 Garden Road
Hong Kong

Cathay Investment Fund, Ltd.
New China Investment Management, Inc.
Paul S. Wolansky
One Dock Street
Stamford, CT 06902

Paloma Partners LLC
Two American Lane
Greenwich, CT
06836-2571

Paloma International Limited
c/o Harbour Financial Services Limited
Victoria Place, 31 Victoria Street
Hamilton HM10
Bermuda

S. Donald Sussman
Trust Asset Management, LLP
6100 Red Hook Quarters, Suite C1-C6
St. Thomas, United States Virgin Islands 00802-1348

(c)	Citizenship:

Cathay Auto – British Virgin Islands
CIF – Cayman Islands
NCIM – Delaware
Paloma Partners LLC – Delaware
Paloma International Limited – Bermuda
Trust Asset Management, LLP – United States Virgin Islands
S. Donald Sussman – United States
Paul S. Wolansky – United States

(d)	Title of Class of Securities:

Ordinary shares

(e)	CUSIP Number:

G2352K108

Item 3.	Not Applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of October 28, 2010:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Cathay Auto Services Limited (1)	0	0.0%	0	0	0	0
Cathay Investment Fund, Ltd. (2)	137,720	0.0%	137,720	0	137,720	0
New China Investment Management, Inc. (3)	137,720	0.0%	137,720	0	137,720	0
Paloma Partners LLC (4)	7,407,940	0.8%	0	7,407,940	0	7,407,940
Paloma International Limited (5)	3,961,180	0.4%	0	3,961,180	0	3,961,180
Trust Asset Management, LLP (6)	11,369,120	1.2%	0	11,369,120	0	11,369,120
S. Donald Sussman (7)	35,186,180	3.9%	23,679,340	11,506,840	23,679,340	11,506,840
Paul S. Wolansky (8)	11,857,540	1.3%	11,719,820	137,720	11,719,820	137,720

(1)
Cathay Auto Services Limited (“Cathay Auto”) no longer owns any ordinary shares of the Issuer. On May 25, 2010, Cathay Auto converted 120,705,286 ordinary shares of the Issuer into 6,035,264 American Depository Shares, each representing 20 ordinary shares of the Issuer, and in connection with this conversion such American Depository Shares were registered in the name of Cathay Auto’s sole shareholder, Cathay Investment Fund, Ltd (“CIF”). After such conversion, Cathay Auto no longer owned any ordinary shares of the Issuer.

(2)
CIF is the record owner of 137,720 ordinary shares of the Issuer, in the form of American Depository Shares. On March, 23, 2010, CIF sold 197,706 American Depository Shares, representing 3,954,120 ordinary shares of the Issuer. On April, 15, 2010, CIF sold 17,974 American Depository Shares, representing 359,480 ordinary shares of the Issuer. On May 3, 2010, CIF sold 5,000 American Depository Shares, representing 100,000 ordinary shares of the Issuer. In connection with the conversion of ordinary shares of the Issuer to American Depository Shares described in Note (1) above, 6,035,264 American Depository Shares were registered in the name of CIF. CIF subsequently distributed to its shareholders 5,931,016 American Depository Shares in May 2010, 32,995 American Depository Shares in June 2010, and 113,017 American Depository Shares in July 2010, representing in aggregate 121,540,560 ordinary shares of the Issuer. CIF also distributed 393,665 American Depository Shares, representing 7,873,300 ordinary shares of the Issuer, to New China Management Corp. on May 27, 2010. After such sales and distributions, CIF owns 137,720 ordinary shares of the Issuer, in the form of American Depository Shares.

(3)
New China Investment Management, Inc. (“NCIM”), as the investment manager of CIF, has the power to direct the voting and disposition of shares directly and indirectly held by CIF. Pursuant to Section 13(d) of the Act, and the rules promulgated thereunder, NCIM may be deemed to beneficially own all of the ordinary shares of the Issuer held by CIF.

(4)
Paloma Partners LLC (“Paloma Partners”) is the record owner of 7,407,940 ordinary shares of the Issuer (in the form of American Depository Shares).  Paloma Partners received 12,862,320 ordinary shares (in the form of American Depository Shares) via distributions by CIF (as described above in (2)) and sold 5,454,380 ordinary shares (in the form of American Depository Shares) between the date of distribution and October 28, 2010.

(5)
Paloma International Limited (“Paloma Limited”) is the record owner of 3,961,180 ordinary shares of the Issuer (in the form of American Depository Shares).  Paloma Limited received 6,879,220 ordinary shares (in the form of American Depository Shares) via distributions by CIF (as described above in (2)) and sold 2,918,040 ordinary shares (in the form of American Depository Shares) between the date of distribution and October 28, 2010.

(6)
Trust Asset Management, LLP (“TAM”), as managing member of Paloma Partners and trading advisor to Paloma Limited, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the ordinary shares of the Issuer directly held by Paloma Partners and Paloma Limited.

(7)
The 35,186,180 ordinary shares of the Issuer listed as being beneficially owned by S. Donald Sussman consist of (i) 15,097,460 ordinary shares in the form of American Depository Shares, directly held by Mr. Sussman, (ii) 4,289,460 ordinary shares in the form of American Depository Shares, held by a grantor retained annuity trust (the “GRAT”), of which Mr. Sussman is a co-trustee, (iii) 4,292,420 ordinary shares in the form of American Depository Shares, held by Caremi Partners Ltd. (“Caremi”), of which Mr. Sussman is the sole shareholder, (iv) 7,407,940 ordinary shares in the form of American Depository Shares, directly held by Paloma Partners, (v) 3,961,180 ordinary shares in the form of American Depository Shares, directly held by Paloma Limited, and (vi) 137,720 ordinary shares in the form of American Depository Shares, directly held by CIF. On May 27, 2010, Mr. Sussman received a distribution of 7,864,840 ordinary shares, in the form of American Depositary Shares, from CIF.  On June 24, 2010, Caremi received a distribution of 4,292,420 ordinary shares, in the form of American Depositary Shares, from CIF.  On August 30, 2010, Mr. Sussman received 1,978,380 ordinary shares, in the form of American Depositary Shares, from the GRAT.  On September 28, 2010, Mr. Sussman received a distribution of 3,542,980 ordinary shares, in the form of American Depositary Shares, from New China Management Corp.  Mr. Sussman owns 50% of the total outstanding shares of NCIM.  Mr. Sussman, directly and/or indirectly, owns and controls TAM and is President of TAM’s managing member.  Pursuant to Section 13(d) of the Act and the rules thereunder, Mr. Sussman may be deemed to beneficially own all of the ordinary shares of the Issuer held by Paloma Partners, Paloma Limited, the GRAT, Caremi and CIF.

(8)
The 11,857,540 ordinary shares of the Issuer beneficially owned by Paul S. Wolansky consist of (i) 11,719,820 ordinary shares in the form of American Depository Shares, directly held by Mr. Wolansky and (ii) 137,720 ordinary shares in the form of American Depository Shares, directly held by CIF. On May 27, 2010, Mr. Wolansky received a distribution of 7,864,840 ordinary shares, in the form of American Depository Shares, from CIF. On September 23, 2010, Mr. Wolansky purchased 3,542,980 ordinary shares, in the form of American Depository Shares, from New China Management Corp. Mr. Wolansky owns 50% of the total outstanding shares of NCIM. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Wolansky may be deemed to beneficially own all of the ordinary shares of the Issuer held by CIF.

Item 5.	Ownership of Five Percent or Less of a Class.

Cathay Auto, CIF, NCIM, S. Donald Sussman and Paul S. Wolansky no longer are beneficial owners of more than five percent of the ordinary shares of the Issuer.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2012

PALOMA PARTNERS LLC
By: Trust Asset Management, LLP, its managing member
By: Capital Asset Management, Inc., its managing partner
By: /s/ S. Donald Sussman Name: S. Donald Sussman Title: President

PALOMA INTERNATIONAL LIMITED
By: Trust Asset Management, LLP, its trading advisor
By: Capital Asset Management, Inc., its managing partner
By: /s/ S. Donald Sussman Name: S. Donald Sussman Title: President

TRUST ASSET MANAGEMENT, LLP
By: Capital Asset Management, Inc., its managing partner
By: /s/ S. Donald Sussman Name: S. Donald Sussman Title: President

S. DONALD SUSSMAN /s/ S. Donald Sussman

CATHAY AUTO SERVICES LIMITED
By: /s/Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director

CATHAY INVESTMENT FUND, LTD.
By: /s/Paul S. Wolansky
Name: Paul S. Wolansky
Title: Director

NEW CHINA INVESTMENT MANAGEMENT, INC.
By: /s/Paul S. Wolansky
Name: Paul S. Wolansky
Title: Chairman
PAUL S. WOLANSKY
/s/Paul S. Wolansky

*Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement